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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              (AMENDMENT NO. ____)


                         THE ESTEE LAUDER COMPANIES INC.
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                                (Name of Issuer)

           CLASS A COMMON STOCK                               518439 10 4
         PAR VALUE $.01 PER SHARE
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      (Title of class of securities)                         (CUSIP number)


                            CAROL S. BOULANGER, ESQ.
                       WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                          NEW YORK, NEW YORK 10004-1490
                                 (212) 858-1000
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                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 JANUARY 1, 1999
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f)or 13d-1(g) check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                        (Continued on following page(s))
                              (Page 1 of 12 Pages)


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NYFS11...:\90\44090\0009\2579\13D1059L.53C
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
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CUSIP No.               518439 10 4                         13D                  Page 2 of 12
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
      1        NAME OF REPORTING PERSON:                 SEPARATE SHARE TRUST F/B/O GARY M.
                                                         LAUDER U/A/D DECEMBER 15, 1976,
                                                         CREATED BY LEONARD A. LAUDER, AS
                                                         GRANTOR

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:            N/A (SEE ITEM 3)

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   NEW YORK
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   1,150,579
        SHARES
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     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,150,579
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,150,579
               REPORTING PERSON:

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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:                                                                       N/A

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         1.9%

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     14        TYPE OF REPORTING PERSON:                 OO

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

ITEM 1.     SECURITY AND ISSUER

            The title of the class of equity security to which this statement on
Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.


ITEM 2.     IDENTITY AND BACKGROUND

            This statement is being filed by the Separate Share Trust f/b/o Gary
M. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as Grantor, with a business address of c/o Daniel J. Aaron, trustee, 14 St. Claire Avenue, Old Greenwich, Connecticut 06870 (referred to herein as the "Reporting Person"). The Reporting Person was organized in the State of New York.

            During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Effective as of January 1, 1999, Daniel J. Aaron has agreed to act as the sole successor trustee of the Reporting Person. By virtue of his acceptance of the position, Mr. Aaron became the indirect beneficial owner of the 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") owned by the Reporting Person. No consideration was paid by Mr. Aaron for these securities. A statement on Schedule 13G relating to these securities previously has been filed by each of Joel S. Ehrenkranz and Carol S. Boulanger, the former trustees of the Reporting Person who resigned as trustees effective as of the close of business on December 31, 1998, and by the Reporting Person jointly with the Separate Share Trust f/b/o William P. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as Grantor (the "William Lauder Separate Share Trust"). This statement on Schedule 13D is being filed merely as a result of Mr. Aaron becoming the sole successor trustee of the Reporting Person. The Reporting Person and the William Lauder Separate Share Trust shall hereafter report separately.

ITEM 4.     PURPOSE OF TRANSACTION

             Effective as of January 1, 1999, Daniel J. Aaron has agreed to act as the sole successor trustee of the Reporting Person. By virtue of his acceptance of this position, Mr. Aaron became the indirect beneficial owner of the 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock owned by the Reporting Person. As the sole successor trustee, Mr. Aaron shall have sole voting and dispositive power over these securities for the benefit of Gary M. Lauder, the beneficiary of the Reporting Person. A statement on Schedule 13G relating to these securities previously has been filed by each of Joel S. Ehrenkranz and Carol S. Boulanger, the former trustees of the Reporting Person who resigned as trustees effective as of the close of business on December 31, 1998, and by the Reporting Person jointly with the William Lauder Separate Share Trust. This statement on Schedule 13D is being filed merely as a result of Mr. Aaron becoming the sole successor trustee of the Reporting Person. The Reporting Person and the William Lauder Separate Share Trust shall hereafter report separately.

            The Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a) As of January 1, 1999, the Reporting Person beneficially owned 1,150,579 shares of Class A Common Stock as follows: 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock held directly by the Reporting Person.

            Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 1,150,579 shares of Class A Common Stock, which would constitute 1.9% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 1, 1999.)

            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 578,852 shares of Class A Common Stock and the 571,727 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 1.0% of the aggregate voting power of the Issuer.

            (b) Daniel J. Aaron has sole voting and dispositive power with respect to the 578,852 shares of Class A Common Stock and the 571,727 shares of Class B Common Stock owned by the Reporting Person.

            (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

            (d) Daniel J. Aaron, as the sole successor trustee of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock owned by the Reporting Person. Gary M. Lauder, as the beneficiary of the Reporting Person, has the right to receive the net income from the Reporting Person.

            (e) Not applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


            Effective as of January 1, 1999, Daniel J. Aaron, by virtue of his becoming the successor trustee of the Reporting Person, became a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit E attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.


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            Effective as of January 1, 1999, Daniel J. Aaron, by virtue of his becoming the successor trustee of the Reporting Person, also became a party to a Registration Rights Agreement (the "Registration Rights Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit I attached hereto. Pursuant to the Registration Rights Agreement, Mr. Aaron has an unlimited number of piggyback registration rights in respect of the shares of Class A Common Stock owned by the Reporting Person. These piggyback registration rights allow Mr. Aaron to include the shares of Class A Common Stock owned by the Reporting Person in any registration statement filed by the Issuer, subject to certain limitations. In addition to the piggyback registration rights, Leonard A. Lauder and Ronald S. Lauder may assign their demand registration rights under the Registration Rights Agreement to Mr. Aaron.

            The Reporting Person is not party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit A         Form of Stockholders' Agreement (filed as Exhibit
                  10.1 to the Issuer's Registration Statement on
                  Form S-1 (no. 33-97180) on November 13, 1995 (the
                  S-1)).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed
                  as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
                  1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31,
                  1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997
                  (the "FY 1997 Q3 10-Q)).*

Exhibit E         List of parties to Stockholders' Agreement.

Exhibit F         Form of Registration Rights Agreement (filed as
                  Exhibit 10.2 to the S-1).*

Exhibit G         First Amendment to Registration Rights Agreement
                  (filed as Exhibit 10.3 to the Company's Annual


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                  Report on Form 10-K for the fiscal year ended June
                  30, 1996).*

Exhibit H         Second Amendment to Registration Rights Agreement
                  (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit I         List of parties to Registration Rights Agreement.


* Incorporated by reference









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SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Separate Share Trust f/b/o Gary M.
                                        Lauder u/a/d December 15, 1976,
                                        created by Leonard A. Lauder

Dated:  January 8, 1999                 By: /s/ Daniel J. Aaron
                                            ----------------------------------
                                            Daniel J. Aaron, trustee










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                                  EXHIBIT INDEX


Exhibit A         Form of Stockholders' Agreement (filed as Exhibit
                  10.1 to the Issuer's Registration Statement on
                  Form S-1 (no. 33-97180) on November 13, 1995 (the
                  S-1)).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed
                  as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
                  1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31,
                  1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997
                  (the "FY 1997 Q3 10-Q)).*

Exhibit E         List of parties to Stockholders' Agreement.

Exhibit F         Form of Registration Rights Agreement (filed as
                  Exhibit 10.2 to the S-1).*

Exhibit G         First Amendment to Registration Rights Agreement
                  (filed as Exhibit 10.3 to the Company's Annual
                  Report on Form 10-K for the fiscal year ended June
                  30, 1996).*

Exhibit H         Second Amendment to Registration Rights Agreement
                  (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit I         List of parties to Registration Rights Agreement.


* Incorporated by reference


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